SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
19

SECU 15045117 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BATS Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 Marshall Drive, Suite 120
(No. and Street)

Lenexa	KS	66214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Schell — 913-815-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 1000	Kansas City, MO 64106		
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Schell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATS Trading, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

EVP, Chief Financial Officer

Title

LEANNE MEYER
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 7/20/17

Leanne Meyer

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATS TRADING, INC.

Financial Statements and Schedules

(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2014

BATS TRADING, INC.

Table of Contents

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
BATS Trading, Inc.:

We have audited the accompanying statement of financial condition of BATS Trading, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 25, 2015

BATS TRADING, INC.

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	4,044,250
Receivables:		
Affiliates		3,162,882
Noncustomers		142,921
Total receivables		3,305,803
Securities owned, at fair value		7,010,286
Other assets		109,727
Total assets	$	14,470,066
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable, accrued expenses and other	$	3,179,564
Commitments and contingencies (note 7)		
Stockholder's equity:		
Common stock, $0.01 par value. 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		10,632,802
Retained earnings		657,699
Total stockholder's equity		11,290,502
Total liabilities and stockholder's equity	$	14,470,066

See accompanying notes to financial statements.

BATS TRADING, INC.

Statement of Income

Year ended December 31, 2014

Revenues:		
Transaction fees	$	34,545,250
Interest income		5,851
		34,551,101
Expenses:		
Routing charges including $4,789,860 to affiliated broker dealers		29,822,194
Commisions paid to other broker-dealers		1,339,597
Compensation and benefits		493,078
Regulatory fees and expenses		220,981
Other expenses		1,786,093
Total expenses		33,661,943
Income before provision for income taxes		889,158
Provision for income taxes		327,333
Net income	$	561,825

See accompanying notes to financial statements.

BATS TRADING, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

	Common stock		Additional	Retained	Total stockholder's
	Shares	Amount	paid-in capital	earnings	equity
Balance at December 31, 2013	100	$ 1	$ 10,650,228	95,874	10,746,103
Tax sharing allocation with the Parent	—	—	(17,426)	—	(17,426)
Net income	—	—	—	561,825	561,825
Balance at December 31, 2014	100	$ 1	$ 10,632,802	$ 657,699	$ 11,290,502

See accompanying notes to financial statements.

BATS TRADING, INC.

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	561,825
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		34,592
Provision for income taxes – deemed capital distribution		(17,426)
Changes in assets and liabilities:		
Income tax payable		(64,717)
Receivables		897,197
Securities owned		(6,726)
Other assets		(10,619)
Accounts payable and accrued expenses		(651,136)
Net cash provided by operating activities		742,990
Cash and cash equivalents:		
Beginning of year		3,301,260
End of year	$	4,044,250
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	396,600

See accompanying notes to financial statements.

BATS TRADING, INC.
Notes to Financial Statements
December 31, 2014

(1) Nature of Business

BATS Trading, Inc. (the Company or BATS) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer. The sole function of BATS is to route orders to other market centers on behalf of BATS Exchange, Inc. (BATS Exchange) and BATS Y-Exchange, Inc. (together, the Exchanges or Affiliates), which operate as national stock and option exchanges. BATS and the Exchanges are wholly owned by BATS Global Markets, Inc. (the Parent). The Company operates under an exemption from Rule 15c3-3 (k)(2)(ii) and clears all customer transactions through another broker-dealer on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The financial statements are presented in conformity with generally accepted accounting principles in the United States (GAAP) as established by the Financial Accounting Standards Board (FASB). References to GAAP in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Current market conditions increase the risks and complexities of the judgments in these estimates.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company maintains cash at both various financial institutions and brokerage firms that, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors the institutions and believes that the potential for future loss is remote.

(d) Receivables

Receivables are carried at cost and primarily represent amounts due from noncustomers.

(e) Securities Owned

Securities owned are recorded at fair value. Realized and unrealized gains and losses are included in interest income. Securities owned as of December 31, 2014 consist of U.S. Treasury securities.

(f) Income Taxes

The Company is included in the consolidated federal tax return filed by the Parent. The provision for income taxes is based on income reported for financial statement purposes.

Current taxes and uncertain tax positions are calculated on a separate return basis utilizing currently enacted tax laws and rates.

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes within the statement of income.

(g) Revenue Recognition

Routing fee revenue, consisting of fees earned on any share that is routed out to another market center on behalf of the Exchanges, is recognized on a trade date basis. Routing fee revenue and the corresponding clearing and execution fees are recorded on a gross basis in revenues and operating expenses, as the Company is considered the primary obligor.

The Company is assessed regulatory transaction fees by other market centers. Regulatory transaction fees are collected from customers by the Exchanges on behalf of the Company. The Company acts as the agent versus the principal on these transactions, and therefore these transactions are reported net in the statement of income.

(3) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain

over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Securities owned as of December 31, 2014 consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
U.S. Treasury securities	$ 7,010,286	7,010,286	—	—

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of December 31, 2014, requires the Company to maintain net capital equal to greater of 6-2/3% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2014, the Company had net capital of $7,869,978 which was $7,658,007 in excess of its required net capital of $211,971. The ratio of aggregate indebtedness to net capital is 0.40 to 1.

(5) Related Party Transactions

The Company maintains brokerage accounts with affiliates of stockholders of the Parent. As of December 31, 2014, $9,233,288 in cash and cash equivalents and securities owned were held in such accounts.

Routing fee revenue consists of fees earned on any share that is routed out to another market center on behalf of the Exchanges. As a result, all routing revenues represent transactions with affiliates.

The Company enters into clearing and execution fee transactions with affiliated broker dealers in the normal course of business. These affiliated broker dealers are stockholders of the Parent or are affiliated with stockholders of the Parent.

The Company has entered into an Administrative Services and Support Agreement with BATS Exchange and BATS Y-Exchange. Pursuant to the agreements, BATS Exchange and BATS Y-Exchange provide certain administrative and support services to the Company for an

administrative fee. Also, the Company pays employee costs to BATS Exchange equal to 2% of actual salaries, bonuses, and other payroll related expenses incurred by BATS Exchange each month.

The following table presents the Company's allocation of expenses from the Exchanges and the Parent for the year ended December 31, 2014:

Telecommunications and data	$	359,532
General and administrative		337,719
Compensation and benefits		493,078
Legal and professional		196,724
Occupancy		86,738
	$	1,473,791

(6) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2014:

Deferred tax assets:		
Start-up costs	$	23,278
Intangibles		38,529
Unrecognized tax benefits		22,782
Total deferred tax assets		84,589
Deferred tax liabilities:		
Prepaid expenses		7,272
Total deferred tax liabilities		7,272
Net deferred tax assets	$	77,317

Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income. A reconciliation of the unrecognized tax benefits for the year ended December 31, 2014 is as follows:

Balance at December 31, 2013	$	100,728
Additions for current year tax positions		6,752
Reductions for prior year tax positions		(50,354)
Balance at December 31, 2014	$	57,126

The Company does not anticipate that any portion of the unrecognized tax benefits will be realized in the next twelve months. At December 31, 2014, the Company had $34,344 of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $7,674. Total interest and penalties decreased by $8,105 during 2014.

As of December 31, 2014, the Company had $38,152 of income tax payable recorded of which the balance principally relates to amounts due to Parent for its share of federal and state income taxes. The Company's share of income taxes is calculated based on the Company's tax sharing agreement with the Parent.

The Company files consolidated federal and state income tax returns with the Parent and separate company state tax returns in jurisdictions that do not permit the Company to file on a consolidated basis. The Company's open tax years are 2011 through 2014. The Company is under income tax examination for federal tax purposes for tax year 2011 and New York for tax years 2011 through 2013.

The provision for income taxes for the year ended December 31, 2014 consists of the following:

Current tax expense:	
Federal	$ 219,710
State	73,031
Total current income tax expense	292,741
Deferred income tax expense:	
Federal	28,530
State	6,062
Total deferred income tax expense	34,592
Total provision for income taxes	$ 327,333

The income tax provision differs from the amount of income tax determined by applying the U.S. federal statutory income tax rate to income before provision for income taxes for the year ended December 31, 2014 due to the following:

Provision for income taxes at statutory tax rate	$ 311,205
(Decrease) increase in income tax resulting from:	
Domestic production activities deduction	(22,516)
State income taxes, net of federal tax benefit	58,734
Unrecognized tax benefits, net of federal tax benefit	(6,801)
Prior year adjustment	(14,213)
Other	924
Provision for income taxes	$ 327,333

(7) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and the Financial Industry Regulatory Authority. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

The Company uses Wedbush Securities and Morgan Stanley, which are affiliates of stockholders of the Parent, to clear its routed cash equities transactions. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statements for these guarantees.

(8) Subsequent Events

As of January 12, 2015, the Company began to route orders to other market centers on behalf of EDGX Exchange, Inc. and EDGA Exchange, Inc., wholly owned subsidiaries of the Parent, in addition to routing orders on behalf the Exchanges.

The Company performed an evaluation of events that have occurred subsequent to December 31, 2014 through February 25, 2015 which is the date the financial statements were issued. There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2014.

BATS TRADING, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2014

Total stockholder's equity	$	11,290,502
Less nonallowable assets:		
Receivables		3,305,803
Other assets		109,727
Total nonallowable assets		3,415,530
Net capital before haircuts on securities positions		7,874,972
Less haircuts on U.S. Treasury securities		(4,994)
Net capital		7,869,978
Computation of standard net capital requirement:		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)		211,971
Excess net capital	$	7,658,007
Aggregate indebtedness	$	3,179,564
Ratio of aggregate indebtedness to net capital		0.40 to 1

There were no material differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A FOCUS Report as of December 31, 2014, as filed on January 26, 2015.

See accompanying report of independent registered public accounting firm.

Schedule 2

BATS TRADING, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

BATS TRADING, INC.

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.